 Filed Pursuant to Rule 433
Registration Statement No. 333-227943
August 17, 2020
Park National Corporation
$175,000,000
4.50% Fixed-to-Floating Rate Subordinated Notes due 2030 Term Sheet

August 17, 2020

The following information relates only to Park National Corporation’s offering (the “Offering”) of its 4.50% Fixed-to-Floating Rate Subordinated Notes due 2030 and should be read together with the preliminary prospectus supplement dated August 17, 2020 relating to the Offering including the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Park National Corporation (the “Company”)

Security:	4.50% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$175,000,000

Ratings:
BBB- by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	August 17, 2020

Settlement Date:	August 20, 2020 (T+3)

Final Maturity Date (if not previously redeemed):	September 1, 2030

Coupon:	From and including the Settlement Date to, but excluding, September 1, 2025 or the date of earlier redemption (the “fixed rate period”) 4.50% per annum, payable semi-annually in arrears. From and including September 1, 2025 to, but excluding, the Final Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Subordinated Notes —Payment of Principal and Interest”), plus a spread of 439 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:
Fixed rate period: March 1 and September 1 of each year, commencing on March 1, 2021. The last interest payment date for the fixed rate period will be September 1, 2025.
Floating rate period: March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Redemption:	The Company may, at its option, beginning with the interest payment date of September 1, 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to but excluding the date of redemption.

The Company may redeem the Notes, in whole but not in part, at any time, including prior to September 1, 2025, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting, in whole or in part, interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from the Offering for general corporate purposes, which may include providing capital to support the Company’s growth organically or through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing the Company’s common shares and for investments in The Park National Bank as regulatory capital.

Price to Public:	100.00%

Underwriter's Discount:	1.00% of principal amount

Proceeds to Issuer (after underwriter’s discount, but before expenses):	$173,250,000

Ranking:
The Notes will be unsecured, subordinated obligations of the Company and:
•will rank junior in right of payment to all of the Company’s existing and future senior indebtedness (as defined under “Description of the Subordinated Notes—Ranking”), including (i) the $37.5 million aggregate amount of indebtedness outstanding as of June 30, 2020 under the term note the Company issued to U.S. Bank National Association on June 20, 2019, (ii) any amounts that the Company may borrow in the future under the Company’s $15 million revolving line of credit, in each case pursuant to the Credit Agreement with U.S. Bank National Association, and (iii) any other amounts that the Company may borrow from U.S. Bank National Association at any time in the future that is not itself described as subordinated debt;
•will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;
•will rank senior in right of payment and upon the Company’s liquidation to (i) the Company’s existing $15.0 million aggregate principal amount of the Company’s obligations relating to subordinated debt securities issued to the Company’s capital trust subsidiary and (ii) any of the Company's future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and
•will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness liabilities and other obligations of the Company’s subsidiaries, including without limitation, depositors of The Park National Bank, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.
•As of June 30, 2020, the Company’s subsidiaries had outstanding indebtedness, total deposits and other liabilities of approximately $8.7 billion, excluding intercompany liabilities, to which the Notes will be structurally subordinated.

CUSIP/ISIN:	700658 AA5 / US700658AA57

Sole Underwriter:	Piper Sandler & Co.

The Issuer has filed a shelf registration statement (File No. 333-227943) (including a base prospectus) and a related preliminary prospectus supplement dated August 17, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the Offering will arrange to send you the prospectus, the Preliminary Prospectus Supplement, and the final prospectus supplement (when available) relating to the Offering if you request them by emailing Piper Sandler & Co. at fsg-dcm@psc.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.